UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 12, 2009

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited	FAX TO SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and year ended 31 December 2008, prepared as per US GAAP

US$in lakhs except share data

	Quarter ended 31 December		Year ended 31 December
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	1,764	1,741	7,189	6,629
Cost of revenues	1,163	1,210	4,913	4,501
Gross profit	601	531	2,276	2,128
Selling, general and administrative expenses	327	307	1,327	1,175
Foreign exchange (gain) / loss, net	126	(47)	183	(234)
Operating income	148	271	766	1,187
Interest and dividend income	34	31	130	126
Interest expense	(5)	(10)	(18)	(36)
Interest expense reversed	—		65	—
Gain on sale of investments, net	3	4	97	64
Other income, net	5	2	26	17
Income before income taxes	185	298	1,066	1,358
Income taxes	24	45	52	218
Net Income	161	253	1,014	1,140
Earnings per share
- Basic	$0.13	$0.18	$0.75	$0.82
- Diluted	$0.12	$0.18	$0.75	$0.82

Weighted average number of common shares used in computing earnings per share

- Basic	128,421,190	138,942,718	135,590,677	138,660,785
- Diluted	128,541,554	140,699,403	135,760,422	139,569,933
Total assets	7,528	8,488	7,528	8,488
Cash and cash equivalents	601	326	601	326
Investments	2,483	3,012	2,483	3,012

Notes:

1

The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared on a consolidated basis in accordance with the accounting principles generally accepted in the United States (‘US GAAP’). All inter-company transactions have been eliminated on consolidation.

2	The Board has recommended a final dividend of 150% for the year 2008 (2007 : 150%), subject to approval of members.

3

The subsidiaries considered in the consolidated financial statements as at 31 December 2008 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc., Patni Computer Systems Brasil Ltda and Patni Computer Systems (Czech) s.r.o. In January 2009, the Company has set up a subsidiary in Mexico named Patni Computer Systems Mexico, SA.

4

During the year ended December 31, 2008, the US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended 31 March 2003, 2004 and 2005 of the US branch of the Company. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on the experience gained from the tax examination and accordingly, the following amounts have been included in the income statement for the fiscal year ended December 31, 2008 as a change in estimate :

1

Reduction in accrual for payroll taxes (1)	(28)
Reduction in interest expense (2)	(65)
Increase in Interest expense	6
Reduction in other expense (3)	(11)
Reduction in income taxes - current	(125)
Increase in income taxes - deferred	41
$(182)

(1) Included under cost of revenues
(2) Included under Interest expense reversed
(3) Included under other income/expense

5

In February 2008, the Board of Directors of the Company approved a proposal to repurchase fully paid equity shares upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 23,700 ($531). The buyback proposal had been approved in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Indian Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”), for which necessary public announcements were made on 2 April 2008. The Company commenced the repurchase of shares on July 10, 2008. Subsequent to the share repurchase, such shares are required to be extinguished as per the requirements of Section 77A of the Companies Act, 1956.

During the year ended 31 December 2008, the Company repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange for an aggregate consideration of Rs. 23,700 ($531) being 100% of the amount authorised for buy back. Subsequently, the Company extinguished such equity shares.

6

Retained earnings includes profits aggregating Rs. 219 ($4) set aside as Capital Redemption Reserve as required by the Indian Companies Act, 1956 pursuant to the repurchase which can be utilised only for the purpose of issuing fully paid bonus shares of the Company.

7

Mr.Louis Theodoor van den Boog (Mr.van den Boog) was appointed as an Executive Director of the Company with effect from 29 April 2008. The appointment was subject to the approval of the Company’s shareholders at the Annual General Meeting and also subject to approvals of the statutory authorities including the Central Government under Section 269 of the Indian Companies Act, and other applicable provisions.The Shareholders approved the appointment at the Annual General Meeting held on June 26, 2008. Subsequently, the Company has applied to the Central Government on 16 July 2008 for necessary approvals in this regard. Such approval is still awaited.

8

During 2008, an order had been received from the CIT (Appeals) in favor of the Company by allowing the deductions claimed under Section 10A of the the Income Tax Act, 1961 for the assessment years 2004-05 and 2002-03. The Company has received the full refund of the taxes paid. The Indian Income tax department has appealed against the CIT (Appeal’s) order in respect of these years in the tribunal.

In December 2008 the Company received a Demand of approximately Rs. 4,587 for the Assessment Year 2003-04 including an interest demand of Rs. 2,586 ($94 including an interest demand of approximately $53) and another Demand in January 2009 of approximately Rs. 11,318 for the Assessment Year 2005-06 including an interest demand of approximately Rs. 4,220 ($232 including an interest demand of approximately $87). These new demands concern the issue of disallowance of tax benefits under Section 10A. The Company has filed an Appeal and stay of demand has been granted till 30 June 2009. The Company is required to pay 10% of the amount under appeal before March 2009. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

9	Previous period figures have been appropriately reclassified to conform to the current period’s presentation.

10	The above summary of consolidated financial results were taken on record by the Board of Directors at its adjourned meeting held on 12 February 2009.

2

Patni Computer Systems Limited	FAX TO SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of financial statements prepared as per US GAAP - Convenience translation (Unaudited)

Rs. in lakhs except share data

	Quarter ended 31 December		Year ended 31 December
	2008	2007	2008	2007
Exchange Rate (Rs.)	48.58	39.41	48.58	39.41
Revenues	85,700	68,619	349,234	261,254
Cost of revenues	56,484	47,694	238,657	177,378
Gross profit	29,216	20,925	110,577	83,876
Selling, general and administrative expenses	15,888	12,112	64,457	46,284
Foreign exchange (gain) / loss, net	6,127	(1,850)	8,919	(9,203)
Operating income	7,201	10,663	37,201	46,795
Interest and dividend income	1,654	1,231	6,316	4,942
Interest expense	(225)	(380)	(847)	(1,416)
Interest expense reversed	—	—	3,156	—
Gain on sale of investments, net	136	171	4,728	2,510
Other income, net	208	77	1,244	672
Income before income taxes	8,974	11,762	51,798	53,503
Income taxes	1,173	1,790	2,528	8,585
Net Income	7,801	9,972	49,270	44,918
Earnings per share
- Basic	6.08	7.18	36.44	32.39
- Diluted	6.07	7.09	36.44	32.18
Total assets	365,715	334,494	365,715	334,494
Cash and cash equivalents	29,215	12,858	29,215	12,858
Investments	120,624	118,684	120,624	118,684

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned not to rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
12 February 2009	Chairman and Chief Executive Officer

1

Patni Computer Systems Limited	FAX TO SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the year ended 31 December 2008, as per Indian GAAP.

Rs. in lakhs except share data

	Year ended 31 December
	2008	2007
	(Audited)	(Audited)

Income
Sales and service income	311,727	268,855
Other operating income	4,034	1,854
	315,761	270,709

Expenditure
Personnel costs	183,287	153,896
Selling, general and administration costs	81,425	53,841
Depreciation (net of transfer from revaluation reserves)	11,414	9,847
	276,126	217,584

Profit from Operations before Other Income, Interest and Exceptional Items	39,635	53,125
Other income	9,000	6,794
Profit Before Interest and Exceptional Items	48,635	59,919

Interest	790	1,472
Profit After Interest for the year	47,845	58,447

Provision for taxation	7,027	12,426
MAT credit entitlement	(3,477)	(2,784)
Provision for taxation - Fringe benefits	494	442
Net profit for the year	43,801	48,363

Paid up equity share capital (Face value per equity share of Rs 2 each)	2,562	2,780

Reserves excluding revaluation reserves	281,420	270,803

Earnings per equity share of Rs.2 each
- Basic	32.30	34.88
- Diluted	32.25	34.54
Dividend per share (Face value per equity share of Rs 2 each)	3	3

Notes:

1

The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries are prepared in accordance with the principles and procedures as set out in the Accounting Standard on Consolidated Financial Statements mandated by Rule 3 of the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956, and guidelines issued by the Securities and Exchange Board of India. The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered.  The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. Consolidated financial statements are prepared using uniform accounting policies across the Group.

2	Investor complaints for the quarter ended 31 December 2008:

Pending as on 1 October 2008	Received during the Quarter	Disposed off during the Quarter	Unresolved at the end of the Quarter
—	14	14	—

3	Statement of Utilisation of ADS Funds as of 31 December 2008

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699

Deployment :
1 Held as short term investments			14,073
2 Utilised for Capital expenditure for office facilities			38,418
3 Exchange loss			1,208
Total			53,699

4	Total Public Shareholding*

	2008	2007
- Number of Shares	31,086,629	44,797,263
- Percentage of Shareholding	24.27%	32.23%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt shareholders).

1

Patni Computer Systems Limited	FAX TO SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

5

The subsidiaries considered in the consolidated financial statements as at 31 Dececmber 2008 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc., Patni Computer Systems Brasil Ltda, Patni Computer Systems (Czech) s.r.o. In January 2009, the Company has set up a subsidiary in Mexico named Patni Computer Systems Mexico, SA.

6	Paid up equity share capital does not include Rs NIL (2007 : Rs 18) which represents share application money received from employees on exercise of stock options, pending allotment of shares.

7

During the year ended 31 December 2008, the US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended 31 March 2003, 2004 and 2005 of the US branch of the Company. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on the experience gained from the tax examination and accordingly, the following amounts have been included in the income statement for the fiscal year ended 31 December 2008 as a change in estimate :

Year ended 31 December 2008
Reduction of accrual for Payroll taxes (1)	(1,080)
Reduction of interest expense (2)	(2,547)
Increase in interest expenses	245
Reduction of other expense (3)	(428)
Reduction of income taxes -current	(4,537)
Increase in income taxes -deferred	1,646
Total	(6,701)

(1) Included in Personnel costs
(2) Included in Other Income - Interest from Others
(3) Included in Selling, general and administration costs

8

Pursuant to the ICAI Announcement “ Accounting for Derivatives ” the Company has adopted Accounting Standard 30 “Financial Instruments : Recognition and Measurement”, from 1 January 2008. Consequent to the adoption of the Standard, the resulting gain of Rs 191 has been adjusted to the shareholders’ funds as on 1 January 2008.

9

In February 2008, the Board of Directors of the Company approved a proposal to repurchase fully paid equity shares upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 23,700. The buyback proposal had been approved in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions  of the Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (‘Buy Back Regulations’), for which necessary public announcements were made in April 2008. The Company commenced buy back of shares on 10 July 2008 ,such shares were to be extinguished as per the requirements of Section 77A of the Companies Act, 1956.

During the year ended 31 December 2008, the Company repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange for an aggregate consideration of Rs. 23,700 being 100% of the amount authorised for buy back. Subsequently, the Company extinguished such equity shares. In this regard an amount equivalent to the nominal value of the share capital bought back by the Company aggregating Rs. 219, has been transferred from general reserve to capital redemption reserve.

10

Mr. Louis Theodoor van den Boog was appointed as an Executive Director with effect from 29 April 2008. The appointment was subject to the approval of our shareholders at the annual general meeting and also subject to approvals of the statutory authorities including the Central Government under Section 269 of the Indian Companies Act, and other applicable provisions. The Shareholders approval has been received at the Annual General Meeting held on 26 June 2008. Subsequently, the Company has applied to the Central Government on 16 July 2008 for necessary approvals. As of 31 December 2008 the Company has not received approval from the Central Government.

11

During 2008, an order had been received from the CIT (Appeals) in favor of the Company by allowing the deductions claimed under Section 10A of the the Income Tax Act, 1961 for the assessment years 2004-05 and 2002-03. The Company has received the full refund of the taxes paid. The Indian Income tax department has appealed against the CIT (Appeal’s) order in respect of these years in the tribunal.

In December 2008 the Company received a Demand of approximately Rs. 4,587 for the Assessment Year 2003-04 including an interest demand of Rs. 2,586 and another Demand in January 2009 of approximately Rs. 11,318 for the Assessment Year 2005-06 including an interest demand of approximately Rs. 4,220. These new demands concern the issue of disallowance of tax benefits under Section 10A. The Company has filed an Appeal and stay of demand has been granted till 30 June 2009. The Company is required to pay 10% of the amount under appeal before March 2009. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

2

Patni Computer Systems Limited	FAX TO SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune-411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

12	Segment Information:

As at 31 December 2008 and for the year then ended

Particulars	Financial services	Insurance services	Manufacturing	Communications, Media & Entertainment	Product Engineering	Others	Total
Sales and service income	40,110	77,474	77,353	39,002	49,110	28,678	311,727
Sundry debtors	6,550	12,113	14,792	7,838	7,311	5,905	54,509
Cost and estimated earnings in excess of billings	1,333	1,054	3,000	4,817	2,207	2,537	14,948
Billings in excess of cost and estimated earnings	(509)	(109)	(927)	(179)	(825)	(376)	(2,925)
Advance from customers	(42)	(24)	(171)	(20)	(312)	(82)	(651)

As at 31 December 2007 and for the year then ended

Particulars	Financial services	Insurance services	Manufacturing	Communications, Media & Entertainment	Product Engineering	Others	Total
Sales and service income	38,393	64,108	63,469	35,990	44,989	21,906	268,855
Sundry debtors	6,807	10,729	13,833	7,766	8,483	5,547	53,165
Cost and estimated earnings in excess of billings	1,436	752	3,643	3,131	2,451	1,363	12,776
Billings in excess of cost and estimated earnings	-127	-133	-563	-165	-305	-108	(1,401)
Advance from customers	-75	-158	-53	-33	-114	-55	(488)

13

The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

14	The Board has recommended a final dividend of 150 for the year 2008 (2007 : 150%), subject to approval of members.

15	Previous period figures have been appropriately reclassified /regrouped to conform to the current period’s presentation.

16	The above summary of consolidated financial results were taken on record by the Board of Directors at its adjourned meeting held on 12 February 2009.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
12 February 2009	Chairman and Chief Executive Officer

1

Patni Computer Systems Limited	FAX TO SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune-411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

Rs. in lakhs

	Quarter Ended 31 December		Year ended 31 December
	2008	2007	2008	2007

Consolidated net income as per Indian GAAP	5,853	10,239	43,801	48,363
Income taxes	1,302	440	603	656
Foreign currency differences	622	1,025	731	1,142
Employee retirement benefits	680	(1,152)	179	(774)
ESOP related Compensation Cost	(385)	(503)	(1,658)	(1,924)
Business acquisition	(208)	(55)	(711)	(459)
Others	(34)	(60)	(27)	104
Total	1,977	(305)	(883)	(1,255)
Consolidated net income as per US GAAP	7,830	9,934	42,918	47,108

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financials statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

1

Patni Computer Systems Limited	FAX TO SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Financial results of Patni Computer Systems Limited for the quarter and year ended 31 December 2008, as per Indian GAAP (Standalone)

Rs. in Lakhs except share data

	Quarter ended 31 December		Year ended 31 December
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Income
Sales and service income	43,375	31,619	154,102	117,166
Other operating income	264	89	943	1,042
	43,639	31,708	155,045	118,208
Expenditure
Personnel costs	20,292	15,198	74,254	56,019
Selling, general and administration costs	14,013	5,711	39,972	17,071
Depreciation (net of transfer from revaluation reserves)	2,253	1,958	8,783	8,048
	36,558	22,867	123,009	81,138

Profit from operations before Other Income, Interest and Prior period items	7,081	8,841	32,036	37,070
Other income (See Note 7)	1,681	1,139	9,942	6,755
Profit before interest and prior period items	8,762	9,980	41,978	43,825
Interest	165	189	648	689
Profit After Interest but before prior period items	8,597	9,791	41,330	43,136
Prior period items	—	(434)	—	(434)
Profit from Ordinary Activities before tax	8,597	10,225	41,330	43,570

Provision for taxation	2,308	2,315	5,145	7,070
MAT credit entitlement	(718)	(801)	(3,204)	(2,653)
Provision for taxation-Fringe benefits	141	121	474	401
Profit after taxation	6,866	8,590	38,915	38,752

Paid up equity share capital (Face value per equity share of Rs. 2 each)	2,562	2,780	2,562	2,780
Reserves excluding revaluation reserves	249,542	253,007	249,542	253,007

Earnings per equity share of Rs. 2 each
- Basic	5.35	6.20	28.70	27.95
- Diluted	5.34	6.14	28.65	27.67
Dividend per share (Face value per equity share of Rs. 2 each)	—	—	3	3

Notes :

1                  The above statement of financial results were reviewed by the Audit Committee and approved by the Board of Directors at its adjourned meeting held on 12 February 2009.

2                  The Board of directors at the adjourned meeting held on 12 February 2009 recommended a final dividend of 150% for the year 2008, subject to approval of the members.

	Year ended 31 December
	2008	2007
Dividend per share (Par value of Rs. 2 each)	3	3
Percentage	150%	150%

3      Investor complaints for the quarter ended 31 December 2008:

Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
14	14	—

4      Statement of Utilisation of ADS Funds as of 31 December 2008

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699

Deployment :
1 Held as short term investments			14,073
2 Utilised for Capital expenditure for office facilities			38,418
3 Exchange loss			1,208
Total			53,699

1

Patni Computer Systems Limited	FAX TO SE
Registered Office : S-1A Irani Market Compound, Yerawada , Pune-411 006, India.
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Financial results of Patni Computer Systems Limited for the quarter and year ended 31 December 2008, as per Indian GAAP (Standalone)

5      Total Public Shareholding*

	Year ended 31 December
	2008	2007
- Number of Shares	31,086,629	44,797,263
- Percentage of Shareholding	24.27%	32.23%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt shareholders.)

6      Paid up equity share capital does not include NIL (2007 : Rs. 18) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

7      During the year ended 31 December 2008, the US Internal Revenue Service (‘IRS’) completed its assessment of tax returns for the years ended 31 March 2003, 2004 and 2005 of the US branch of the Company. Based on the completion of assessment for these years, the Company reversed the excess tax exposure reserves and the related interest accruals with respect to these years and re-measured the established tax positions for later years based on the experience gained from the tax examination and accordingly, the following amounts have been included in the income statement for the year ended 31 December 2008:

2008
Reversal of interest expense (i)	(1,134)
Increase in interest expense	182
Decrease in income taxes -current	(3,190)
Increase in income taxes -deferred	664
(3,478)

(i) Included in ‘Other Income’

8      Pursuant to the ICAI Announcement “ Accounting for Derivatives ” the Company has adopted Accounting Standard 30 “ Financial Instruments : Recognition and Measurement”, from 1 January 2008. Consequent to the adoption of the Standard, the resulting gain of Rs. 191 has been adjusted to the shareholders’ funds as on 1 January 2008.

9      In February 2008, the Board of Directors of the Company approved a proposal to repurchase fully paid equity shares upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 23,700. The buyback proposal had been approved in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions  of the Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (‘Buy Back Regulations’), for which necessary public announcements were made in April 2008. The Company commenced buy back of shares on 10 July 2008 ,such shares were to be extinguished as per the requirements of Section 77A of the Companies Act, 1956.

During the year ended 31 December 2008, the Company repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange for an aggregate consideration of Rs. 23,700 being 100% of the amount authorised for buy back. Subsequently, the Company extinguished such equity shares. In this regard an amount equivalent to the nominal value of the share capital bought back by the Company aggregating Rs. 219, has been transferred from general reserve to capital redemption reserve.

10    Mr. Louis Theodoor van den Boog was appointed as an Executive Director with effect from  29 April 2008. The appointment was subject to the approval of our shareholders at the Annual general meeting and also subject to approvals of the statutory authorities including the Central Government under Section 269 of the Indian Companies Act, and other applicable provisions. The Shareholders approval has been received at the Annual General Meeting held on 26 June 2008. Subsequently, the Company has applied to the Central Government on 16 July 2008 for necessary approvals. As of 31 December 2008 the Company has not received approval from the Central Government.

11    During 2008, an order had been received from the CIT (Appeals) in favor of the Company by allowing the deductions claimed under Section 10A of the the Income Tax Act, 1961 for the assessment years 2004-05 and 2002-03.  The Company has received the full refund of the taxes paid. The Indian Income tax department has appealed against the CIT (Appeal’s) order in respect of these years in the tribunal.

In December 2008, the Company received a demand of approximately Rs 4,587 for the Assessment Year 2003-04 including an interest demand of Rs 2,587 and another demand in January 2009 of approximately Rs 11,318 for the Assessment Year 2005-06 including an interest demand of approximately Rs 4,220. These new demands concern the issue of disallowance of tax benefits under Section 10A. The Company has filed an Appeal with the tax authorities and stay of demand has been granted till 30 June 2009. The Company is required to pay 10% of the amount under appeal before March 2009. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

12    Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

13    Text of this advertisement was approved by the Board of Directors at the adjourned meeting held on 12 February 2009.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
12 February 2009	Chairman and Chief Executive Officer

2

Press Release

Patni’s 2008 Revenue up 8.4% at $718.9 million (Rs.34,923 million)

Mumbai, India, February 12, 2009: Patni Computer Systems Limited (Patni) today announced its financial results for the fourth quarter and year ended 31st December 2008.

Important Note: As stated in our Q3 2008 earnings release for the quarter ended September 30th 2008, prior year’s tax reviews by IRS, certain provisions have been reversed resulting in one time increase in gross profit of US$ 2.8 million, other income of US$ 8.3 million and decrease in tax expense of US$ 7.7 million. Consequently, profit after tax has increased by US$ 18.7 million for the said quarter. Variation in Patni’s Q3 2008 financial performance as a result of such reversals had been referred to as “Extra Ordinary Items” in the said press release.

These extra ordinary items of US$ 18.7 million for Q3 2008 and US$ 18.2 million for the year 2008 (US$ 18.7 million adjusted for current year provisions of US$ 0.5 million) have been separately shown in this release as exclusion for non-GAAP presentation for comparative purposes and should be read together with the reported US GAAP results.

Performance Highlights for the quarter and year ended December 31, 2008

•                  Revenues for the quarter at US$ 176.4 million (Rs. 8,570.0 million)

•                  Down 3.9% sequentially as compared to US$ 183.5 million (Rs. 8,522.5 million) in Q3 2008, down 1.4% on constant currency basis.

•                  Revenues for the year at US$ 718.9 million (Rs.34,923.4 million), up 8.4% compared to US$ 662.9 million (Rs.26,125.3 million) for the previous year.

•                  On a calendar year basis top client contribution towards revenue declined to 10.7% during 2008 from 11.8% in 2007.

•                  Revenue concentration of Top 10 clients declined from 47.3% to 45.6% during 2008.

•                  Operating Income for the quarter at  US$ 14.8 million (Rs. 720.1 million)

•                  Down 46.4% sequentially from US$ 27.6 million (Rs.1,283.9 million)

•                  For the year operating income lower by 35.5% at US$ 76.6 million (Rs.3,720.1 million) against US$ 118.7 million (Rs.4,679.4 million) for 2007.

•                  Operating Income excluding extra ordinary items was sequentially lower by 40.4% from US$ 24.9 million and lower by 37.8% at US$ 73.8 million over 2007.

•                  Net Income for the quarter at US$ 16.1 million (Rs. 780.2 million)

•                  Down 62.7% sequentially from US$ 43.1million (Rs. 2,001.9 million).

•                  For the year net Income lower by 11.0% at US$ 101.4 million (Rs.4,927.0 million),as compared to US$ 114.0 million (Rs.4,491.8 million) for 2007.

•                  Net income excluding extra ordinary items was sequentially lower by 34.2% from US$ 24.4 million and lower by 27.0% at US$ 83.2 million over 2007.

www.patni.com

•                  EPS for the quarter at US$ 0.13 per share (US$ 0.25 per ADS).

•                  EPS for the year at US$0.75 per share (US$1.5 per ADS) as compared to US$0.82 per share (US$1.6 per ADS) of the previous year.

•                  Dividend of 150 %  recommended for the year 2008

Future Outlook:

•                  Q1 CY2009 Revenues are expected to be at US$ 154 million to US$ 155 million and  Net Income (Excluding the Foreign Exchange Gain/Loss) is  expected  to  be  in  the  range  of  US$ 13.5 million to US$ 14.5 million

•                  This guidance is based on Constant Rupee -USD rate of Rs 48.5 and constant GBP —USD rate of1.45, EURO-USD rate of1.31.

•                  Mark to Market Forex loss during Q1 2009 is expected to be in the range of US$ 7 million based on current estimates. This may change depending on further currency movements during the quarter and will impact our Net Earnings accordingly.

Management Comments

Commenting on the quarter, Mr. Narendra K Patni, Chairman and CEO, Patni Computer Systems Ltd., said, “The effect of the global meltdown has been more than expected for everyone and this is impacting our business in the short run. However, our global delivery model will only strengthen further in these tough times and we will remain bullish in our long term strategy and are making prudent investments in our business. In line with the continuous succession planning for our company, I am pleased that Jeya Kumar has joined us as Chief Executive Officer to lead the company into the future”.

Mr. Loek van den Boog, Executive Director, said, “The current financial crisis has an adverse impact on our revenue and we see this to continue in the near term. There is pressure both on prices and volumes. We however still believe that global outsourcing will rise as the current dust settles. We continue to work very closely with our customers in these tough times and remain positive of our mid to long term prospects”.

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer said, “The continuous currency benefit due to sharp depreciation of the Rupee was seen at operating level as the Dollar appreciated against all major currencies on safety flight. We are working towards realigning our cost structures to sustain the current pressure on margins as demand remains unpredictable”.

Corporate Developments

•                  Appointment of Chief Executive Officer, Jeya Kumar

Patni appointed Jeya Kumar as Chief Executive Officer during the quarter. Before joining Patni, Mr. Jeya Kumar was CEO of Mphasis and has more than 25 years of global experience spanning several geographies. Prior to Mphasis, he was Sr.Vice President of Sun Microsystems and was a member of Sun’s Executive Management Group.

•                  Patni wins Marketing Excellence Award

ITSMA (Information Technology Services Marketing Association), the leading marketing association for technology, communication and professional services providers has honored Patni with a 2008 Marketing Excellence Award. The diamond award is the highest designation in strengthening partner relationship category.

(Figures in Million US$ except EPS and Share Data)

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME – US GAAP (US$ ‘000)

For the quarter / period ended

Non GAAP September 30 2008	Non GAAP 2008

															2008
									Extra		Sep 30				(Excluding
									ordinary		(Excluding	QoQ change	Extra		Extra	YoY change
			YoY			YoY		QoQ	items		Extra Ordinary	(NON GAAP)	ordinary		Ordinary	(NON GAAP)
Particulars	2008	2007	Change %	Dec 31 2008	Dec 31 2007	Change %	Sep 30 2008	Change %	Sep 30**		Items)%		items **		Items)%
Revenue	718.9	662.9	8.4%	176.4	174.1	1.3%	183.5	-3.9%	—		183.5	-3.9%	—		718.9	8.4%
Cost of revenues	473.6	432.3	9.6%	112.3	116.6	-3.7%	117.6	-4.5%	(2.8	)(1)	120.4	-6.7%	(2.8	)(1)	476.4	10.2%
Depreciation	17.7	17.8	-0.9%	4.0	4.5	-10.6%	4.3	-8.3%	—		4.3	-8.3%	—		17.7	-0.9%
Gross Profit	227.6	212.8	6.9%	60.1	53.1	13.3%	61.5	-2.2%	2.8		58.7	2.4%	2.8		224.8	5.6%
Sales and marketing expenses	52.6	45.8	14.7%	13.2	11.8	12.5%	13.2	0.3%	—		13.2	0.3%	—		52.6	14.7%
General and administrative expenses	78.5	70.4	11.4%	18.7	18.8	-0.3%	21.2	-11.8%	—		21.2	-11.8%	—		78.5	11.4%
Provision for doubtful debts and advances	1.6	1.2	37.6%	0.8	0.2	268.1%	0.6	20.3%	—		0.6	20.3%	—		1.6	37.6%
Foreign exchange (gain) / loss, net	18.4	(23.4)	-178.6%	12.6	(4.7)	-368.7%	(1.2)	-1174.9%	—		(1.2)	-1174.9%	—		18.4	-178.6%
Operating income	76.6	118.7	-35.5%	14.8	27.1	-45.2%	27.6	-46.4%	2.8	(2)	24.9	-40.4%	2.8	(2)	73.8	-37.8%
Other income / (expense), net	30.0	17.0	76.5%	3.7	2.8	30.9%	11.4	-67.9%	8.3	(3)	3.1	17.9%	7.0	(3)	23.0	35.2%
Income before income taxes	106.6	135.8	-21.5%	18.5	29.8	-38.1%	39.0	-52.6%	11.0	(4)	28.0	-33.9%	9.8	(4)	96.8	-28.7%
Income taxes	5.2	21.8	-76.1%	2.4	4.5	-46.8%	(4.1)	-159.0%	(7.7	)(5)	3.6	-32.2%	(8.4	)(5)	13.6	-37.6%
Net income/(loss)	101.4	114.0	-11.0%	16.1	25.3	-36.5%	43.1	-62.7%	18.7	(6)	24.4	-34.2%	18.2	(6)	83.2	-27.0%
Earning per share
- Basic	$0.75	$0.82	-8.8%	$0.13	$0.18	-31.3%	$0.32	-60.6%	$0.18	-30.4%	$0.61	-25.3%
- Diluted	$0.75	$0.82	-8.2%	$0.12	$0.18	-30.4%	$0.32	-60.6%	$0.18	-30.4%	$0.61	-24.9%
Weighted average number of common shares used in computing earnings per share
- Basic	135,590,677	138,660,785		128,421,190	138,942,718		135,925,454		135,925,454		135,590,677
- Diluted	135,760,422	139,569,933		128,541,554	140,699,403		135,925,454		135,925,454		135,760,422

** Certain prior years’ tax review is concluded by IRS and has resulted in net reversal leading to an increase in Q3 and Year 2008 Gross Profit, Operating Income and Net Income.

(1) - Due to write back of provision for payroll taxes of earlier years
(2) - Impact of 1
(3) - Due to write back of provision for interest/ penalties of earlier years
(4) - Impact of 2 and 3
(5) - Due to write back of provision for income tax of earlier years
(6) - Impact of 4 and 5

Financial Statements Analysis:

Revenues

Revenues during the quarter were in line with the guidance at US$ 176.4 million (Rs.8,570.0 million), representing a sequential decrease of 3.9%.in US dollar terms. Revenue decline in constant currency was 1.4% due to lower capacity during the quarter. For the year ended 31st December, 2008 the overall revenues were at US$ 718.9 million (Rs.34,923.4 million), up 8.4% from 2007 including 1% improvement in pricing on annualized basis. Top customer contribution towards revenue continued to decrease and stands at 10.7% for the year from 11.8% during the previous year. Number of active clients was 331 at year end as compared to 318 at the end of 2007. New client acquisitions during the quarter were 18. On a calendar basis we have acquired 100 new clients.

Gross Margin

Gross Margins for the quarter were at 34.1% or US$ 60.1 million (Rs.2,921.5 million) against 33.5% or US$ 61.5 million (Rs.2,857.0 million) in the previous quarter. Gross Margin (adjusted for Extra Ordinary Items) was at US$ 58.7 million or 32.0% during the previous quarter. The improvement in Gross Margin by 2.1% sequentially is primarily due to currency change in Rupee depreciation adjusted for other currencies.

Gross Margins for 2008 were at US$ 227.6 million (Rs.11,057.7 million) or 31.7% as compared to US$ 212.8 million (Rs.8,387.5 million)  or 32.1% in  2007 . Gross Margins (adjusted for Extra Ordinary items) were at US$ 224.8 million or 31.3% during 2008. The change on annual basis is positive impact of 2.5% due currency neutralized by changes in compensation and other operating costs.

Depreciation and amortization expenses in CGS were US$ 4.5 million during the quarter against US$4.9 million in Q3 2008 and US$ 19.7 million during 2008 as compared to US$ 18.3 million in 2007.

Selling General and Administrative Expenses (SGA Expenses)

Sales and marketing expenses during the quarter were at US$ 13.2 million (Rs. 642.1 million),unchanged  as compared to previous quarter .On a full year basis sales and marketing expenses were at US$ 52.6 million (Rs.2,553.2 million) or 7.3% as compared to US$ 45.8 million (Rs.1,805.5 million) at 6.9% .

G&A expenses during the quarter were at US$ 18.7 million (Rs.909.3 million) at 10.6% as compared to US$21.2 million (Rs.985.9 million) at 11.6% during previous quarter adjusted for period costs.

For the year 2008 the total cost of US$ 78.5 million (Rs.3,813.5 million) at 10.9% against the previous year cost of US$ 70.4 million (Rs.2,776.3 million) or 10.6% during 2007.

Overall Depreciation and amortization expenses in SGA were at US$1.9 million for the quarter and US$ 8.0 million for the year 2008 as compared to US$ 6.7 millon for the year 2007.

Foreign exchange gain/loss

The revaluation and mark to market foreign exchange loss for the quarter were at US$ 12.6 million (Rs.612.7 million) as compared to foreign exchange gain of US$ 1.2 million (Rs.54.5 million) in the previous quarter, due to sharp Rupee depreciation during the quarter. For the full year 2008 the total foreign exchange loss stood at US$ 18.4 million (Rs.891.9 million) against a gain of US$ 23.4 million (Rs.920.3 million) in 2007.

The quarter end rate for debtor’s revaluation was Rs.48.75. Outstanding contracts at the end of Q4 2008 were about US$ 394.68 million with contracted in the average range of Rs.39.95 to Rs 51.0.

Operating Income

Operating Income  including foreign exchange gain / loss during quarter was at US $14.8 million  ( Rs 720.1 million ) or at 8.4% against US $27.6 million  (Rs  1283.9 million ) or 15.1% during previous quarter , decline of  46.4% largely on account of foreign exchange loss  of $12.6 million compared to a gain of US $1.2 million.

For the year 2008 Operating income was at $76.6 million ( Rs 3,720.1 million ) at 10.7% ( $ 73.8 million or 10.3 % adjusted for extra ordinary items ) against US $ 118.7 million ( Rs  4679.4 million )  during 2007 17.9%. The major changes being due to Foreign exchange gain loss as stated above.

Other Income

For Q4 CY2008, other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) stood at 2.1% or US$ 3.7 million during the quarter as compared to 6.2% or US$ 11.4 million (Rs.527.9 million) during previous quarter. Other Income adjusted for Extra ordinary items at US$ 3.1 million at 1.7% during previous quarter.

For the year total other income was higher at US$ 30.0 million (Rs 1,459.7 million) as compared to US$ 17.0 million (Rs 670.9 million) in 2007. Other Income adjusted for Extra ordinary items at US$ 23.0 million during 2008.

Profit before Tax

Profit before tax for the quarter at 10.5% was US$ 18.5 million (Rs.897.5 million), lower by 52.6% as compared to US$ 39.0 million (Rs. 1,811.8 million) during previous quarter. PBT adjusted for Extra Ordinary Items was at US $ 28.0 million at 15.2%, lower by 33.9% as compared to previous quarter.

On a full year basis reported Profit before tax was at US$ 106.6 million (Rs.5,179.8 million) at 14.8% as compared to US$ 135.8 million (Rs.5,350.3 million) at 20.5%. PBT adjusted for Extra Ordinary items was at US$ 96.8 million at 13.5% during 2008.

Income Taxes

Income tax for the quarter was at US$ 2.4 million (Rs. 117.3 million) at a 13.1% effective tax rate on profit before tax.

For the full year overall  was at US $ 5.2 million ( Rs 252.8 million )  which was adjusted for Extra Ordinary items was at US$ 13.6 million  at effective tax rate of 14.0%

Net Income

Consequently, net income for the quarter at 9.1% was US$ 16.1 million (Rs 780.2 million), lower by 62.7% as compared to previous quarter net Income of US $ 43.1 million (Rs 2,001.9 million).However previous quarter net income adjusted with Extra Ordinary items was at US$ 24.4 million at 13.3% resulting to 34.2% decline.

For the year net Income is US$ 101.4 million (Rs.4,927.0 million) at 14.1%, lower by 11.0% as compared to US$ 114.0 million (Rs.4,491.8 million) for 2007 .Net income adjusted for Extra Ordinary items is at US$ 83.2 million lower by 27.0% over 2007

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 16.1 million (Rs.780.2 million), cash from operating activities was at US$ 51.2 million (Rs. 2,489.7 million) net of changes in current assets and liabilities of  US $ 33.6 million due to increased collections and non cash charges of US$ 1.6 million. These non cash charges comprise of depreciation and amortization including compensation cost of US$ 7.2 million, and other charges US$ (-) 5.6 million.

Net cash from investing activities was US$ 17.8 million (Rs.866.1 million) including capital expenditure of US$4.0 million (Rs.191.9 million),net proceeds from sale of investments of US$ 13.9 million (Rs.674.1 million).

Net cash outflow on financing activities was US$ 9.8 million (Rs.475.8 million) comprising of payment of buy back of shares of US$ 9.7 million (Rs. 472.9 million) and US$ 0.1 (Rs.2.9 million)on other financing activities. Over all cash and cash equivalents (including short term investments) were at US$ 305.7 million (Rs.14,849.4 million), compared to US$ 278.6 million (Rs.12,938.7 million) at close of Q3 2008.

Receivables at the end of Q4 2008 were at US$ 111.8 million as compared to US$ 137.0 million at the end of Q3 2008. Number of days outstanding (Including Unbilled) for current quarter was 74 days as compared to 89 days in Q3 2008.

Cash ,Cash Equivalents  and Investments

Total Cash and Cash equivalents at the end of the period stand at a total of US$ 60.1 million while investments in mutual funds is $243.5 million. The details of these cash, cash equivalents and investments are annexed with this release and also with our financial results.

Figures in US$ million

Cash and cash equivalents held by the Company account wise are as follows:

	As of December 31,
	2007	2008
Money In Transit	$0.33	$0.98

Bank Accounts

Standard Chartered Bank -EEFC account in US dollars, India	$4.61	$0.11
Standard Chartered Bank, India	$1.21	$0.59
Bank of Tokyo, Japan	$1.79	$1.27
Bank of Boston, USA	$0.20	$6.23
ANZ Bank, Australia	$0.78	$1.15
ABN Amro Bank N.V, India	$0.00	$1.78
Citibank N.A., India	$0.12	$1.32
Handelsbanken, Finland.		$2.04
Bank of America- Fleet Bank main account, USA	$4.97	$13.04
Bank of America - Fleet checking operating, USA	$0.51	$3.85
Bank of America - Cymbal Corpn New Checking, USA	$1.11	$4.68
Bank of Amrica - Demand deposit account, USA	$1.61	$0.64
Natwest Bank - Business premium account, UK	$0.97	$1.28
Citibank EEFC Bank account, India	$3.82	$2.54
ICICI EEFC Bank account, India	$1.25	$0.26
Standard Bank of S Africa, India	$0.80	$1.84
Commerce Bank, USA	$1.35	$1.64
Bank of America, USA	$0.44	$3.37
Others*	$6.37	$10.42
	$31.93	$58.03

Term Deposits

Merrill Lynch, USA	$0.21	$0.00
Yes Bank, India		$1.03
	$0.21	$1.03

Cash In Hand	$0.16	$0.10

Cash and cash equivalents	$32.63	$60.14

*	Others includes bank balances in various accounts with banks spread across various locations in which the Company held balances of less than $1 million individually.

Investments in Mutual Fund schemes including Fixed Maturity Plans are set out below:

Figures in US$ million

	As of 31-Dec-07	As of 31-Dec-08

ICICI Prudential Mutual Fund	$20.77	$42.69
Reliance Mutual Fund	$22.47	$34.92
Birla Sunlife Mutual Fund	$43.64	$32.01
Tata Mutual Fund	$32.97	$30.46
Kotak Mutual Fund	$31.33	$25.13
IDFC Mutual Fund	$14.45	$18.44
JM Financial Mutual Fund	$19.37	$13.99
DSP BlackRock Mutual Fund	$6.86	$12.12
Deutsche Mutual Fund	$10.82	$7.95
Lotus India Mutual Fund	$0.36	$7.24
Franklin Templeton Mutual Fund	$15.67	$6.16
Fortis Mutual Fund	$18.29	$5.74
HSBC Mutual Fund	$11.80	$3.96
NABARD Capital Gains Bonds	$3.43	$2.77
HDFC Mutual Fund	$3.00	$2.65
Canara Bank CD	$0.00	$2.02
Global Treasury Fund	$10.49	$0.01
ING Vysya Mutual Fund	$7.63	$0.00
Principal Mutual Fund	$11.77	$0.00
UTI Mutual Fund	$10.21	$0.00
Others*	$5.83	$0.04
Total	$301.15	$248.30

*Others represent investments in Corporate Bonds.

Above includes Long term investment of US $2.8m.

Figures in Million INR except EPS and Share Data

CONSOLIDATED STATEMENT OF INCOME : BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	2008	2007	Dec 31 2008	Dec 31 2007	Sep 30 2008

Exchange rate$1 = INR	48.58	39.41	48.58	39.41	46.45
Revenues	34,923.4	26,125.3	8,570.0	6,861.9	8,522.5
Cost of revenues	23,007.5	17,035.3	5,454.8	4,593.6	5,463.5
Depreciation	858.2	702.5	193.7	175.8	202.0
Gross Profit	11,057.7	8,387.5	2,921.5	2,092.5	2,857.0
Sales and marketing expenses	2,553.2	1,805.5	642.1	463.1	612.0
General and administrative expenses	3,813.5	2,776.3	909.3	739.8	985.9
Provision for doubtful debts and advances	79.0	46.6	37.3	8.2	29.7
Foreign exchange (gain) / loss, net	891.9	(920.3)	612.7	(185.0)	(54.5)
Operating income	3,720.1	4,679.4	720.1	1,066.3	1,283.9
Other income / (expense), net	1,459.7	670.9	177.4	109.9	527.9
Income before income taxes	5,179.8	5,350.3	897.5	1,176.2	1,811.8
Income taxes	252.8	858.5	117.3	179.0	(190.1)
Net income/(loss)	4,927.0	4,491.8	780.2	997.2	2,001.9
Earning per share
- Basic	36.44	32.39	6.08	7.18	14.73
- Diluted	36.44	32.18	6.07	7.09	14.73
Weighted average number of common shares used in computing earnings per share
- Basic	135,590,677	138,660,785	128,421,190	138,942,718	135,925,454
- Diluted	135,760,422	139,569,933	128,541,554	140,699,403	135,925,454

Important Notes to this release:

•    Fiscal Year

Patni follows a January — December fiscal year. The current review covers the financial and operating performance of the Company for the fourth quarter and the year ended December 31, 2008

•    U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

•    Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•    Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 10 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

•    Attached Fact Sheet (results & analysis tables)

About Patni Computer Systems Ltd:

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni services its clients through its industry-focused practices, including banking, financial services and insurance (BFSI); manufacturing, retail and distribution (MRD); life sciences; communications, media and utilities (CMU), and its technology-focused practices.

With an employee strength of over 15,000; multiple global delivery centers spread across 11 cities worldwide; 23 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 663 million for the year 2007.

Patni’s service offerings include application development and maintenance, enterprise application solutions, business and technology consulting, product engineering services, infrastructure management services, customer interaction services & business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its clients’ businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMI Level 5 (V 1.2) organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks. Patni leverages its vast experience spanning three decades; deep domain expertise; full-spectrum services; and suites of IP-led solutions, methodologies and frameworks; in being an effective business transformation partner to its clients.

For more information on Patni, visit www.patni.com

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations:

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations:

Heena Kanal, Patni India; +91-22-6693 0500; heena.kanal@patni.com

Tony Viola, Patni US; +1-617-354-7424; tony.viola@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

PATNI COMPUTER SYSTEMS LIMITED

FINANCIAL AND OPERATING INFORMATION FOR THE

FOURTH QUARTER ENDED DEC 31, 2008

February 12, 2009

NOTES:

• Fiscal Year
Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended, and the year ended Dec 31, 2008.

• U.S. GAAP
All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

• Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

• Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

• Reclassification
Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

1

Fact Sheet Summary Index

2

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME – US GAAP (US$ ‘000)

For the quarter / period ended

									Non GAAP September 30 2008				Non GAAP 2008
Particulars	2008	2007	YoY Change %	Dec 31 2008	Dec 31 2007	YoY Change %	Sep 30 2008	QoQ change %	Extra ordinary items Sep 30**		Sep 30 (Excluding Extra Ordinary Items)	QoQ change (NON GAAP) %	Extra ordinary items **		2008 (Excluding Extra Ordinary Items)	YoY change (NON GAAP) %
Revenue	718,884	662,912	8.4%	176,409	174,116	1.3%	183,477	-3.9%			183,477	-3.9%			718,884	8.4%
Cost of revenues	473,600	432,259	9.6%	112,284	116,559	-3.7%	117,621	-4.5%	-2,770	(1)	120,391	-6.7%	-2,770	(1)	476,370	10.2%
Depreciation	17,666	17,826	-0.9%	3,986	4,461	-10.6%	4,349	-8.3%			4,349	-8.3%			17,666	-0.9%
Gross Profit	227,618	212,827	6.9%	60,138	53,096	13.3%	61,507	-2.2%	2,770		58,737	2.4%	2,770		224,848	5.6%
Sales and marketing expenses	52,557	45,813	14.7%	13,217	11,752	12.5%	13,176	0.3%			13,176	0.3%			52,557	14.7%
General and administrative expenses	78,499	70,447	11.4%	18,718	18,772	-0.3%	21,225	-11.8%			21,225	-11.8%			78,499	11.4%
Provision for doubtful debts and advances	1,626	1,182	37.6%	768	209	268.1%	639	20.3%			639	20.3%			1,626	37.6%
Foreign exchange (gain) / loss, net	18,359	(23,351)	-178.6%	12,612	(4,694)	-368.7%	(1,173)	-1174.9%			(1,173)	-1174.9%			18,359	-178.6%
Operating income	76,577	118,736	-35.5%	14,823	27,057	-45.2%	27,640	-46.4%	2,770	(2)	24,870	-40.4%	2,770	(2)	73,808	-37.8%
Other income / (expense), net	30,047	17,024	76.5%	3,652	2,789	30.9%	11,362	-67.9%	8,264	(3)	3,098	17.9%	7,030	(3)	23,018	35.2%
Income before income taxes	106,625	135,760	-21.5%	18,475	29,846	-38.1%	39,002	-52.6%	11,034	(4)	27,968	-33.9%	9,799	(4)	96,826	-28.7%
Income taxes	5,203	21,784	-76.1%	2,414	4,542	-46.8%	(4,093)	-159.0%	-7,654	(5)	3,561	-32.2%	-8,382	(5)	13,586	-37.6%
Net income/(loss)	101,421	113,976	-11.0%	16,061	25,304	-36.5%	43,095	-62.7%	18,688	(6)	24,407	-34.2%	18,181	(6)	83,240	-27.0%
Earning per share
- Basic	$0.75	$0.82	-8.8%	$0.13	$0.18	-31.3%	$0.32	-60.6%			$0.18	-30.4%			$0.61	-25.3%
- Diluted	$0.75	$0.82	-8.2%	$0.12	$0.18	-30.4%	$0.32	-60.6%			$0.18	-30.4%			$0.61	-24.9%
Weighted average number of common shares used in computing earnings per share
- Basic	135,590,677	138,660,785		128,421,190	138,942,718		135,925,454				135,925,454				135,590,677
- Diluted	135,760,422	139,569,933		128,541,554	140,699,403		135,925,454				135,925,454				135,760,422

** Certain prior years’ tax review is concluded by IRS and has resulted in net reversal leading to an increase in Q3 2008 Gross Profit, Operating Income and Net Income.

(1) - Due to write back of provision for payroll taxes of earlier years

(2) - Impact of 1

(3) - Due to write back of provision for interest/ penalties of earlier years

(4) - Impact of 2 and 3

(5) - Due to write back of provision for income tax of earlier years

(6) - Impact of 4 and 5

3

A2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	As on 31-Dec-08	As on 30-Sep-08	As on 31-Dec-07
Assets
Total current assets	467,463	475,252	538,754
Goodwill	65,309	67,125	66,713
Intangible assets, net	27,073	28,383	31,881
Property, plant, and equipment, net	150,930	157,482	171,027
Other assets	42,035	38,055	40,381
Total assets	752,810	766,298	848,755
Liabilities
Total current liabilities	143,362	150,773	117,722
Capital lease obligations excluding current installments	184	237	326
Other liabilities	38,308	29,054	49,743
Total liabilities	181,854	180,064	167,791
Total shareholders’ equity	570,956	586,234	680,964
Total liabilities & shareholders’ equity	752,810	766,298	848,755

A3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	2008	2007	Dec 31 2008	Sep 30 2008	Dec 31 2007
Net cash provided by operating activities	149,343	111,272	51,250	27,147	21,119
Net cash used in investing activities	(35,532)	(130,036)	(17,828)	22,437	(36,600)
Capital expenditure, net	(39,521)	(61,333)	(3,951)	(6,026)	(9,839)
Investment in securities, net	3,989	(14,774)	(13,877)	28,463	(14,454)
Investment in subsidiary incl tax benefit on incentive stock option of Patni Telecom	—	(53,929)	—	—	(12,307)
Net cash provided / (used) in financing activities	(64,590)	(8,682)	(9,794)	(54,837)	1,467
Others	(293)	(430)	(58)	(69)	(88)
Common shares issued / (Buy Back)	(52,855)	3,681	(9,735)	(43,327)	1,556
Dividend on common shares	(11,441)	(11,933)	(1)	(11,441)	(1)
Net increase / (decrease) in cash and equivalents	49,222	(27,446)	23,628	(5,253)	(14,014)
Effect of exchange rate changes on cash and equivalents	(21,709)	13,562	(2,225)	(11,122)	1,828
Cash and equivalents at the beginning of the period	32,626	46,510	38,736	55,111	44,812
Cash and equivalents at the end of the period	60,138	32,626	60,138	38,736	32,626

4

B1) CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter /period ended

Particulars	2008 (Audited)	2007 (Audited)	YoY Change %	Dec 31 2008 (Unaudited)	Dec 31 2007 (Unaudited)	YoY Change %	Sep 30 2008 (Audited)	QoQ Change %
Sales and service income	31,172,682	26,885,495	15.9%	8,548,282	6,772,796	26.2%	8,014,897	6.7%
Other income	1,303,448	864,841	50.7%	195,985	147,306	33.0%	472,183	-58.5%
Total income	32,476,130	27,750,336	17.0%	8,744,267	6,920,102	26.4%	8,487,080	3.0%
Staff costs	18,328,658	15,389,630	19.1%	5,140,707	3,794,067	35.5%	4,626,485	11.1%
Selling, general and administration expenses	9,284,006	6,368,818	45.8%	2,703,171	1,831,027	47.6%	2,105,247	28.4%
Interest	78,959	147,225	-46.4%	24,051	38,122	-36.9%	26,806	-10.3%
Total expenditure	27,691,623	21,905,673	26.4%	7,867,929	5,663,216	38.9%	6,758,538	16.4%
Net profit before tax and adjustments	4,784,506	5,844,663	-18.1%	876,338	1,256,886	-30.3%	1,728,542	-49.3%
Provision for taxation	404,366	1,008,401	-59.9%	290,922	233,029	24.8%	(73,739)	-494.5%
Profit/(loss) for the year after taxation	4,380,140	4,836,262	-9.4%	585,416	1,023,857	-42.8%	1,802,281	-67.5%
Profit and loss account, brought forward	14,560,885	10,646,309	36.8%	18,355,424	14,395,492	27.5%	16,553,144	10.9%
Add: Adjustment on account of Employee Benefits	—	(32,606)	-100.0%	—	16,956	-100.0%	—
Amount available for appropriation	18,941,025	15,449,965	22.6%	18,940,840	15,436,305	22.7%	18,355,425	3.2%
Proposed dividend on equity shares	384,473	418,173	-8.1%	384,315	417,028	-7.8%	—
Dividend on equity shares of subsidiary	—	—	0.0%				—
Dividend tax	65,341	83,389	-21.6%	65,314	70,874	-7.8%	—
Transfer to general reserve	389,154	387,518	0.4%	389,154	387,518	0.4%
Profit and loss account, carried forward	18,102,057	14,560,885	24.3%	18,102,057	14,560,885	24.3%	18,355,425	-1.4%
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	32.30	34.88	-7.4%	4.56	7.37	-38.1%	13.26	-65.6%
- Diluted	32.25	34.54	-6.6%	4.54	7.32	-38.0%	13.24	-65.7%
Weighted average number of common shares used in computing earnings per share
- Basic	135,590,677	138,660,785		128,421,190	138,942,718		135,925,454
- Diluted	135,815,016	140,036,922		129,060,943	139,934,252		136,108,038

B2) AUDITED CONSOLIDATED BALANCE SHEET - INDIAN GAAP   (RS. ‘000)

Particulars	As on 31-Dec-08	As on 30-Sep-08	As on 31-Dec-07
Assets
Current assets, loans and advances	11,298,248	11,556,213	9,797,981
Goodwill	4,907,344	4,825,306	4,278,413
Fixed assets(Net of Depreciation)	8,985,577	9,028,214	8,317,387
Investments	11,771,334	11,113,595	11,516,778
Deferred tax asset, net	945,241	634,982	591,871
Total assets	37,907,744	37,158,310	34,502,430
Liabilities
Current liabilities and provisions	9,355,345	8,197,901	7,096,563
Secured loans	17,548	20,771	23,785
Deferred tax liability, net	133,746	129,265	20,589
Total liabilities	9,506,639	8,347,937	7,140,937
Total shareholders’ equity	28,401,105	28,810,373	27,361,493
Total liabilities & shareholders’ equity	37,907,744	37,158,310	34,502,430

5

B3) CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	2008 (Audited)	2007 (Audited)	Dec 31 2008 (Unaudited)	Dec 31 2007 (Unaudited)	Sep 30 2008 (Audited)

Cash flows from / (used in) operating activities (A)	5,814,039	4,119,869	2,168,016	796,307	903,983

Cash flows used in investing activities (B)	(1,002,523)	(4,821,651)	(722,166)	(1,330,514)	1,125,514

Cash flows from / (used in) from financing activities (C)	(2,859,934)	(363,378)	(398,021)	34,969	(2,466,025)

Effect of changes in exchange rates (D)	(305,689)	290,419	64,814	(1,113)	(115,258)

Net decrease in cash and cash equivalents during the period (A+B+C+D)	1,645,892	(774,741)	1,112,643	(500,351)	(551,786)

Cash and cash equivalents at the beginning of the period	1,285,857	2,060,598	1,819,107	1,786,208	2,370,894

Cash and cash equivalents at the end of the period	2,931,750	1,285,857	2,931,750	1,285,857	1,819,107

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000)

Particulars	2008	2007	Dec 31 2008	Dec 31 2007	Sep 30 2008

Consolidated net income as per Indian GAAP	4,380,116	4,836,262	585,316	1,023,857	1,802,300
Income taxes	60,298	65,622	130,198	43,978	45,500
Foreign currency differences	73,078	114,235	62,178	102,542	8,000
Employee retirement benefits	17,937	(77,408)	68,037	(115,216)	(8,900)
ESOP related Compensation Cost	(165,832)	(192,446)	(38,532)	(50,308)	(42,700)
Amortisation of Intangibles , arising on Business acquisition	(71,055)	(45,926)	(20,755)	(5,456)	(17,600)
Others	(2,720)	10,379	(3,420)	(5,952)	(3,500)
Total	(88,293)	(125,544)	197,707	(30,413)	(19,200)

Consolidated net income as per US GAAP	4,291,822	4,710,718	783,022	993,444	1,783,100

6

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the  quarter / period ended

Particulars	2008	2007	Dec 31 2008	Dec 31 2007	Sep 30 2008
Exchange rate$1 = INR	48.58	39.41	48.58	39.41	46.45
Revenues	34,923,390	26,125,349	8,569,951	6,861,916	8,522,500
Cost of revenues	23,007,511	17,035,344	5,454,773	4,593,579	5,463,483
Depreciation	858,206	702,511	193,664	175,813	202,032
Gross Profit	11,057,673	8,387,494	2,921,515	2,092,525	2,856,985
Sales and marketing expenses	2,553,245	1,805,475	642,069	463,145	612,007
General and administrative expenses	3,813,465	2,776,338	909,344	739,821	985,903
Provision for doubtful debts and advances	78,979	46,573	37,330	8,226	29,682
Foreign exchange (gain) / loss, net	891,859	(920,258)	612,667	(184,973)	(54,500)
Operating income	3,720,124	4,679,366	720,105	1,066,306	1,283,892
Other income / (expense), net	1,459,693	670,916	177,415	109,905	527,894
Income before income taxes	5,179,816	5,350,282	897,520	1,176,211	1,811,787
Income taxes	252,781	858,506	117,291	179,010	(190,136)
Net income/(loss)	4,927,035	4,491,776	780,228	997,201	2,001,923
Earning per share
- Basic	36.44	32.39	6.08	7.18	14.73
- Diluted	36.44	32.18	6.07	7.09	14.73
Weighted average number of common shares used in computing earnings per share
- Basic	135,590,677	138,660,785	128,421,190	138,942,718	135,925,454
- Diluted	135,760,422	139,569,933	128,541,554	140,699,403	135,925,454

D2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	As on 31-Dec-08	As on 30-Sep-08	As on 31-Dec-07
Exchange rate$1 = INR	48.58	46.45	39.41
Assets
Total current assets	22,709,330	22,075,468	21,232,280
Goodwill	3,172,713	3,117,957	2,629,166
Intangible assets, net	1,315,215	1,318,402	1,256,436
Property, plant, and equipment, net	7,332,195	7,315,060	6,740,165
Other assets	2,042,071	1,767,662	1,591,399
Total assets	36,571,524	35,594,550	33,449,446
Liabilities
Total current liabilities	6,964,514	7,003,388	4,639,429
Capital lease obligations excl. installments	8,949	11,020	12,842
Other liabilities	1,861,007	1,349,563	1,960,380
Total liabilities	8,834,469	8,363,985	6,612,651
Total shareholders’ equity	27,737,055	27,230,579	26,836,795
Total liabilities & shareholders’ equity	36,571,524	35,594,550	33,449,446

7

D3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	2008	2007	Dec 31 2008	Sep 30 2008	Dec 31 2007
Exchange rate $1 = INR	48.58	39.41	48.58	46.45	39.41
Net cash provided by operating activities	7,255,086	4,385,238	2,489,703	1,260,973	832,301
Net cash used in investing activities	(1,726,132)	(5,124,701)	(866,086)	1,042,203	(1,442,400)
Capital expenditure, net	(1,919,918)	(2,417,143)	(191,943)	(279,897)	(387,759)
Investment in securities, net	193,786	(582,226)	(674,143)	1,322,100	(569,639)
Investment in subsidiary, net of cash acquired	—	(2,125,332)	—	—	(485,002)
Net cash provided / (used) in financing activities	(3,137,759)	(342,167)	(475,793)	(2,547,184)	57,795
Others	(14,254)	(16,946)	(2,803)	(3,225)	(3,469)
Common shares issued, net of expenses	(2,567,709)	145,074	(472,941)	(2,012,541)	61,304
Dividend on common shares	(555,796)	(470,295)	(49)	(531,418)	(40)
Net increase / (decrease) in cash and equivalents	2,391,195	(1,081,630)	1,147,824	(244,008)	(552,304)
Effect of exchange rate changes on cash and equivalents	(1,054,639)	534,461	(108,114)	(516,610)	72,040
Cash and equivalents at the beginning of the period	1,584,970	1,832,959	1,881,816	2,559,912	1,766,054
Cash and equivalents at the end of the period	2,921,526	1,285,790	2,921,526	1,799,294	1,285,790

E1 ) REVENUE ANALYSIS

Revenue By Geographical Segments	2008	2007	Dec 31 2008	Sep 30 2008	Dec 31 2007
Americas	77.0%	79.0%	78.6%	76.7%	78.6%
EMEA	17.4%	16.1%	15.6%	17.5%	16.5%
APAC	5.6%	4.9%	5.9%	5.8%	4.9%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	2008	2007	Dec 31 2008	Sep 30 2008	Dec 31 2007
Insurance	24.7%	23.6%	27.1%	25.1%	23.6%
Manufacturing	25.1%	23.7%	25.4%	25.5%	24.9%
Financial Services	12.8%	14.1%	12.9%	12.5%	13.8%
Communications,Media & Entertainment	12.6%	13.5%	10.1%	12.5%	12.9%
Growth Industries	9.2%	8.3%	8.9%	9.2%	8.3%
Product Engineering Services	15.7%	16.8%	15.6%	15.2%	16.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	2008	2007	Dec 31 2008	Sep 30 2008	Dec 31 2007
Application Development & Maintenance	63.8%	64.9%	64.6%	64.2%	64.8%
Package software implementation	14.5%	13.7%	13.5%	15.0%	13.6%
Product Engineering Services	11.2%	11.5%	11.3%	10.8%	11.7%
Infrastructure Management Services	4.9%	5.4%	5.0%	4.7%	4.9%
Business Process Outsourcing	5.6%	4.5%	5.6%	5.2%	5.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	2008	2007	Dec 31 2008	Sep 30 2008	Dec 31 2007
Time and Material	64.0%	67.6%	62.2%	63.2%	66.0%
Fixed Price (including Fixed Price SLA)	36.0%	32.4%	37.8%	36.8%	34.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

8

E2) CLIENT- REVENUE METRICS

Particulates	2008	2007	Dec 31 2008	Sep 30 2008	Dec 31 2007
Top client	10.7%	11.8%	11.0%	10.5%	12.5%
Top 5 Clients	32.7%	34.8%	34.6%	32.9%	34.2%
Top 10 Clients	45.6%	47.3%	48.7%	45.3%	46.5%
Client data
No of $1 million clients	92	84	92	91	84
No of $5 million clients	30	31	30	30	31
No of $10 million clients	19	14	19	20	14
No of $50 million clients	2	2	2	2	2
No of new clients	100	119	18	27	37
No. of active Clients	331	318	331	332	318
% of Repeat Business	93.0%	92.4%	93.1%	94.3%	90.7%

E3) REVENUE MIX AND UTILIZATION

	2008	2007	Dec 31 2008	Sep 30 2008	Dec 31 2007
Efforts
Onsite	28.7%	30.4%	28.7%	28.2%	29.7%
Offshore	71.3%	69.6%	71.3%	71.8%	70.3%

Revenue
Onsite	59.3%	61.0%	58.6%	58.0%	60.8%
Offshore	40.7%	39.0%	41.4%	42.0%	39.2%

Utilization	72.1%	72.4%	73.1%	75.0%	73.4%

E4) EMPLOYEE METRICS

	2008	2007	Dec 31 2008	Sep 30 2008	Dec 31 2007
Total Employees	14,894	14,945	14,894	14,701	14,945
Offshore	11,928	12,011	11,928	11,662	12,011
Onsite	2,966	2,934	2,966	3,039	2,934
Total	14,894	14,945	14,894	14,701	14,945

Sales & Support Staff	1,563	1,447	1,563	1,511	1,447
Net Additions	(51)	2,141	193	(343)	655
Attrition (LTM) excluding BPO	18.6%	25.1%	18.6%	20.2%	25.1%

9

 E5) FACILITIES - INDIA INFRASTRUCTURE (as on Dec 31, 2008)

	Operational**		Under Construction/Furnishing
Location	Built Up Area (Sq ft)	No. of Seats	Built Up Area (Sq ft)	No. of Seats
Mumbai	183,648	1,742
Navi Mumbai	267,411	3,185
Airoli	462,845	4,186
Pune	307,950	3,313
Gandhinagar	37,000	350
Noida	573,000	4,890
Hyderabad	115,485	865
Bangalore	114,300	1,100
Chennai	148,000	1,218	133,000	1,230
	2,209,639	20,849	133,000	1,230

** Owned plus leased

E6) RUPEE - CURRENCY RATES AGAINST US DOLLAR

	2008	2007	Dec 31 2008	Sep 30 2008	Dec 31 2007
Rupee
Period end rate	48.75	39.41	48.75	46.95	39.41
Period average rate	43.75	40.97	49.74	44.37	39.53
Other Currencies (Average Rate)
AUD	0.85	0.84	0.67	0.89	0.89
EURO	1.47	1.37	1.32	1.51	1.45
GBP	1.85	2.00	1.57	1.90	2.05
YEN	0.01	0.01	0.01	0.06	0.01

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: February 12, 2009	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary